Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Chi-Med Announces the Exercise of Underwriters’ Over-allotment Option for Public Offering of ADSs

London: Thursday, February 6, 2020: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announced today that the underwriters of its underwritten public offering of American Depositary Shares (“ADSs”) on the Nasdaq Global Select Market, previously announced by Chi-Med on January 21, 2020 and January 23, 2020 (the “Offering”), have given notice to Chi-Med that they are exercising their over-allotment option. The underwriters have elected to purchase an additional 333,663 ADSs at the Offering price of US$25.00 per ADS, raising approximately an additional US$8.3 million in gross proceeds for the Company and bringing the total gross proceeds of the Offering to approximately US$118.3 million. Closing of the over-allotment portion is expected to occur on February 10, 2020. After the closing, the total number of ADSs sold by Chi-Med in the Offering will have increased to 4,733,663.

BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and Morgan Stanley & Co. LLC (in alphabetical order) are acting as joint global coordinators and joint bookrunners for the Offering.  Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. are acting as joint bookrunners, and Canaccord Genuity LLC, CLSA Limited and Panmure Gordon (UK) Limited are acting as co-managers.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products.  Its Innovation Platform, Hutchison MediPharma, has about 500 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in cancer and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world.  Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market.  For more information, please visit: www.chi-med.com.

Information about the Offering

The Offering is being made pursuant to a shelf registration statement on Form F-3 filed by Chi-Med with the United States Securities and Exchange Commission (“SEC”) that became automatically effective on April 3, 2017.  The final prospectus supplement relating to and describing the terms of the Offering was filed with the SEC on January 23, 2020 and is available on the SEC’s website at www.sec.gov.  Before you invest, you should read the registration statement, prospectus supplement and other documents the issuer has filed with the SEC for more complete information about Chi-Med and the Offering.  Copies of the final prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or e-mail: dg.prospectus_requests@baml.com; or Goldman Sachs & Co. L.L.C., Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.

This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

The 1,668,315 new ordinary shares to be issued by Chi-Med pursuant to the underwriters’ partial exercise of the over-allotment option  (“New Shares”) will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of Chi-Med, including the right to receive all dividends and other distributions declared, made or paid in respect of such shares after the date of issue of the New Shares.

Application will be made to the London Stock Exchange for the New Shares to be admitted to the AIM market operated by the London Stock Exchange (“Admission”). It is expected that Admission will become effective at 8:00 a.m. on February 11, 2020.

Following admission of the 1,668,315 New Shares to trading on AIM, the issued share capital of Chi-Med will consist of 690,574,765 ordinary shares of US$0.10 each, with each share carrying one right to vote and with no shares held in treasury. This figure of 690,574,765 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, Chi-Med under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules. For illustrative purposes only, the 690,574,765 ordinary shares would be equivalent to 690,574,765 depositary interests (each equating to one ordinary share) which are traded on AIM or, if the depositary interests were converted in their entirety, equivalent to 138,114,953 ADSs (each equating to five ordinary shares) which are traded on the Nasdaq Global Select Market.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its management plans and objectives.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, the possibility that the closing conditions for the shares being sold as a result of the exercise of the underwriters’ over-allotment option will not be satisfied.  More information about such risks and uncertainties is contained or incorporated by reference in the preliminary prospectus supplement and the accompanying prospectus related to the Offering filed with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the SEC and on AIM.  None of Chi-Med, BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and Morgan Stanley & Co. LLC undertakes any obligation to update or revise the information contained in this announcement whether as a result of new information, future events or circumstances or otherwise.

Important Notice

No prospectus required for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”) or admission document for the purposes of the AIM Rules for Companies will be made available in connection with the matters contained in this announcement.

In any Member State of the European Economic Area, this announcement is only addressed to and directed at persons who are “Qualified Investors” within the meaning of Article 2(e) of the Prospectus Regulation.  The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Qualified Investors.  This announcement should not be acted upon or relied upon in any Member State of the European Economic Area by persons who are not Qualified Investors.

In addition, this communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the Offering described in this announcement or otherwise, is being directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Order; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on in the United Kingdom by persons who are not relevant persons.  Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

In connection with the Offering, the underwriters may conduct stabilization activities with respect to the ADSs on Nasdaq, in the over-the-counter market or otherwise, to support the market price of the ADSs at a higher level than that which might otherwise prevail in the open market, in compliance with all applicable laws and regulations, including Regulation M under the U.S. Securities Exchange Act of 1934, as amended. These activities may include short sales, stabilizing transactions and purchases of ordinary shares or ADSs to cover positions created by short sales. Any stabilization action may begin on the date of the final prospectus supplement and, if begun, may be ended at any time but must end no later than 30 calendar days thereafter. However, there is no obligation on the underwriters (or any person acting for them) to conduct any such stabilizing activities, and the stabilization activities may be discontinued at any time. All stabilization activities will be conducted by Goldman Sachs & Co. L.L.C. as stabilization manager (or persons acting on its behalf).

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President		+852 2121 8200
Annie Cheng, Vice President		+1 (973) 567 3786
David Dible, Citigate Dewe Rogerson		+44 7967 566 919 (Mobile)
david.dible@citigatedewerogerson.com
Xuan Yang, Solebury Trout		+1 (415) 971 9412 (Mobile)
xyang@troutgroup.com
Media Enquiries
UK & Europe —	Anthony Carlisle,	+44 7973 611 888 (Mobile)
	Citigate Dewe Rogerson	anthony.carlisle@cdrconsultancy.co.uk

Americas —	Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile)
bmiles@troutgroup.com

Hong Kong & Asia ex-China —	Joseph Chi Lo,	+852 9850 5033 (Mobile)
	Brunswick	jlo@brunswickgroup.com
—	Zhou Yi,	+852 9783 6894 (Mobile)
	Brunswick	yzhou@brunswickgroup.com

Mainland China —	Sam Shen, Edelman	+86 136 7179 1029 (Mobile)
sam.shen@edelman.com

Nominated Advisor
Atholl Tweedie, Panmure Gordon (UK) Limited		+44 (20) 7886 2500